Exhibit 99.1

FOR IMMEDIATE RELEASE	January 12, 2012

Micromem Completes Convertible Debenture

TORONTO, ONTARIO, NEW YORK, January 12, 2012 –Micromem Technologies Inc. [the “Company”] [OTC BB: MMTIF, CNSX: MRM] announces the completion of a Convertible Debenture (“Debenture”). The terms of the Debenture are CDN $100,000 and will bear an interest rate of 2% per month for six months. The Debenture carries a conversion privilege, at the option of the lender, into Units (Units) of the Company. Each Unit consists of one Common Share (Common Share) and one Common Share Purchase Warrant (Warrant). If elected to convert the Debenture the outstanding balance, inclusive of interest, will be converted into Units of the Company at a price of CDN $0.10 for the Common Share and CDN $0.12 for the Warrants, which are exercisable for a 12 month period.

The Company would like to further clarify a press release issued on December 7, 2012 regarding the closing of two Debentures. The Debentures for US $255,000 and CDN $30,000 will bear an interest rate of 2% per month for six months. The Debenture carries a conversion privilege, at the option of the lenders, into Units of the Company. Each Unit consists of one Common Share and one Warrant. If elected to convert the Debenture the outstanding balance, inclusive of interest, will be converted into Units of the Company at a price of US $0.12 and CDN $0.12 per Unit and the Warrants are exercisable for a 12 month period.

About Micromem, MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC BB: MMTIF, CNSX: MRM) company. MASTInc responsibly analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CNSX or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: NASD OTC-Bulletin Board - Symbol: MMTIF
                CNSX - Symbol: MRM
Shares issued: 117,384,740
SEC File No: 0-26005
Investor Contact: Jason Baun, Chief Information Officer Tel. 416-364-2023